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                                                                    Exhibit 99.6


                                                  [RP Financial, LC. Letterhead]



                                                  September 18, 2002



Board of Directors
Board of Directors
First Niagara Financial Group, MHC
First Niagara Financial Group, Inc.
6950 South Transit Road
Lockport, New York 14095

Re:  Plan of Conversion and Reorganization
     First Niagara Financial Group, MHC
     First Niagara Financial Group, Inc.

Ladies and Gentlemen:

     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the "Plan") adopted by the Board of Directors of First Niagara Financial Group, MHC (the "Mutual Holding Company") and First Niagara Financial Group, Inc. (the "Company"). The Plan provides for the conversion of the Mutual Holding Company into the capital stock form of organization. Pursuant to the Plan, the Mutual Holding Company will be merged into First Niagara Bank and the Mutual Holding Company will no longer exist. The Company, which owns 100 percent of First Niagara Bank, will be succeeded by a new Delaware corporation with the same name. Pursuant to the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Company now owned by the Mutual Holding Company.

     We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

     (1)  the subscription rights will have no ascertainable market value; and,

     (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                          Sincerely,



                                          /s/ RP FINANCIAL, LC.